Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 5, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 5, 2025, The Nasdaq Stock Market (the "Exchange") received from T-Mobile US, Inc. and T-Mobile USA, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

6.250% Senior Notes due 2069

5.500% Senior Notes due March 2070

5.500% Senior Notes due June 2070

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi